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                                                      Exhibit (b)(2)
Salomon Brothers Inc
Seven World Trade Center
New York, New York 10048

212-789-1725
                                                      ----------------
Chad A. Leat                                          SALOMON BROTHERS
Managing Director                                     ----------------



August 19, 1997

Mr. Willard R. Hildebrand
President and Chief Executive Officer
Bucyrus International, Inc.
1100 Milwaukee Avenue, P.O. Box 300
South Milwaukee, WI 53172-0500

Dear Bill:

Salomon Brothers Inc ("Salomon Brothers" or "Salomon") has been asked by Bucyrus International, Inc. ("Bucyrus" or the "Company") to review the feasibility of raising permanent financing for the proposed acquisition (the "Marion Acquisition") of certain assets and liabilities of The Marion Power Shovel Company ("Marion"), a wholly-owned subsidiary of Global Technologies, Inc. ("Global"), as well as the acquisition of 100% of the capital stock of Bucyrus (the"AIP Acquisition") by an entity or entities formed by American Industrial Partners Capital Fund II, L.P. ("AIP") (The Marion Acquisition, together with the AIP Acquisition, the "Transactions"). Furthermore, it is our understanding that a proposed $150 million Senior Notes offering, along with a draw of approximately $28 million on a new $75 million Revolver provided by Bank One, Milwaukee, and the contribution of approximately $143 million in common equity by AIP will allow you to complete the Transactions, as well as to refinance certain debt, including bridge debt associated with the Marion Acquisition, and pay fees and expenses related to the Transactions.

In evaluating the Transactions, pursuant to your request, we have reviewed certain information you have provided to us with respect to the Company and Marion, including the Confidential Offering Memorandum dated January 1997 relating to Marion, Bucyrus management's and AIP's projections for the Company, Marion and Bucyrus financial statements pro forma for the Marion Acquisition, a draft Offering Memorandum prepared in connection with a proposed financing of the Marion Acquisition, as well as other due diligence materials. In addition, we have met with or spoken to certain officers and employees of the Company, Marion and AIP. We have also reviewed publicly available information with regard to financings undertaken for companies we believe to be comparable to the Company, as well as certain other information we considered relevant in our analysis. We have assumed and relied, without assuming any responsibility for independent verification, upon the accuracy and completeness of all the financial and other information reviewed by us for the purpose of this letter. With respect to financial forecasts and projections, we have assumed that such financial forecasts and projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company.

We are pleased to inform you, based on and subject to the items discussed in this letter, that Salomon Brothers is highly confident that it could raise approximately $150 million of Senior Notes (the "Public Financing"), concurrent with the other financing described below, through a

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Salomon Brothers Inc
Seven World Trade Center
New York, New York 10048
                                                    ----------------
                                                    SALOMON BROTHERS
                                                    ----------------

Mr. William R. Hildebrand
August 19, 1997
Page 2

144A offering with subsequent registration rights subject to the conditions set forth below and satisfactory resolution of the following items: (i) the Company's receipt of the other components of the financing, including the bank facility and the equity contributions from AIP either prior to or concurrent with the closing of the Public Financing; (ii) obtaining ratings from Moody's and Standard & Poor's for the issue of at least single "B"; (iii) the consummation of the Marion Acquisition by the Company on terms and conditions and pursuant to documentation satisfactory to us; (iv) the receipt of any necessary regulatory or contractual consents or approvals in connection with the Transactions and the related financings (including Hart-Scott-Rodino for the Marion Acquisition and AIP Acquisition); (v) the satisfactory completion of due diligence on the Transactions by Salomon Brother; (vi) the negotiation and documentation of the Public Financing, including the terms and conditions of the Public Financing, in form and substance satisfactory to us; and (vii) the execution of purchase and registration agreements for the Public Financing in form and substance satisfactory to us.

It should be noted that Salomon Brothers' expression of its confidence in its ability to arrange the Public Financing as set forth above is further contingent upon there being no material adverse change in: (i) the business, assets, condition (financial or otherwise), results of operations or prospects of the Company or Marion; (ii) the legal or regulatory environment for the Company or Marion; (iii) the financial markets or events affecting the financial markets that would, in the case of these clauses (i), (ii) and (iii), in Salomon Brothers' sole judgment, make it inadvisable or impractical to proceed with the Transactions or any portion of the financing thereof, including the Public Financing.

This letter is not intended to be, and shall not constitute, a commitment or undertaking by Salomon Brothers to place or purchase any securities on a principal or agency basis or to provide any portion of the financing for the Transactions, including the Public Financing. This letter is confidential and is intended solely for use by the Company and its representatives in connection with the Transactions. Neither the Company nor its representatives shall quote from, excerpt or summarize this letter or purport to describe, characterize or summarize the views of Salomon Brothers expressed herein without the prior consent of Salomon Brothers unless it is required to be disclosed by the Company by judicial or administrative process in connection with any action, suit, proceeding or claim or otherwise by applicable law.

Very truly yours,



Salomon Brothers Inc

By: /s/ Chad A. Leat
    -----------------
    Managing Director